December 16, 2010

Via EDGAR Filing
Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F St., N.E., Stop 4631
Washington, D.C. 20549

Re:          Akeena Solar, Inc.
Form 10-K for the Year ended December 31, 2009
Forms 10-Q for the Periods Ended March 31, 2010 and June 30, 2010
Definitive Proxy filed on March 19, 2010
File No. 1-33695

Dear Mr. Decker:

We have received your comment letter dated November 10, 2010 in regard to our Form 10-K for the year ended December 31, 2009, our Forms 10-Q for the periods ended March 31, 2010 and June 30, 2010, and our Definitive Proxy Statement on Schedule 14A filed on March 19, 2010. On December 2, 2010, we provided a response letter, addressing all comments. This letter is an addendum to our December 2, 2010 letter, expanding upon our prior response to your comment relating to the allocation of depreciation expense to cost of sales to include our proposal for our revised footnote disclosure. To facilitate your review, we repeat the caption and paragraph in your comment letter, and provide the following expanded response to the comment.

Form 10-K for the year ended December 31, 2009

Financial Statements

Consolidated Statement of Operations, page 30

4.
On page 41, you disclose that you do not allocate depreciation expense to cost of sales. In future filings, please revise your presentation on the face of your statements of operations and throughout the filing to comply with SAB Topic 11:B. Since the cost of sales line item is exclusive of depreciation, please remove the gross profit line item from your statement of operations and elsewhere throughout the filing. In addition, please ensure that your disclosures through the filing relating to cost of sales indicate that it is exclusive of depreciation. Please show us in your supplemental response what the revisions will look like.

Supplementally, we advise the Staff that, in the past, we have not allocated depreciation expense to cost of sales. On September 10, 2010, we announced that we would be expanding our distribution business to include sales of our Westinghouse Solar Power Systems directly to dealers in California, and exiting our solar panel installation business. As a result, beginning with the 2010 third quarter, our installation business was reclassified in our financial statements as discontinued operations. Prospectively, beginning in the fourth quarter of 2010, due to our change in business model to a manufacturing and distribution business, we will include an element of depreciation in cost of sales. Prior to the fourth quarter of 2010, substantially all of our depreciation was related to our discontinued installation operation. Depreciation related to our ongoing distribution business was immaterial. As such, we will continue to include the gross profit line item in our statement of operations and elsewhere in our filing. In our future filings, we will revise our footnote disclosure to explain how we allocate depreciation expense, within our Property and Equipment footnote. The draft text below reflects our proposed revisions on a prospective basis to the Property and Equipment footnote:

Property and Equipment, Net

Depreciation expense for the years ended December 31, 2010, 2009 and 2008 was approximately $XXX,000, $XXX,000 and $XXX,000, respectively. Beginning in the fourth quarter of 2010, concurrent with the change in our business model to a pure manufacturing and distribution business, a portion of depreciation expense relates to certain equipment and to leasehold improvements of our manufacturing warehouse is allocated to cost of goods sold. Depreciation expense related to such equipment and leasehold improvements was $XXX,000 for the year ended December 31, 2010, and is recorded in cost of goods sold. The net book value of this equipment was $XXX,000 as of December 31, 2010. The balance of depreciation expense, consisting of $XXX,000, $XXX,000 and $XXX,000, for the years ended December 31, 2010, 2009 and 2008, respectively, is included in general and administrative expense.

Akeena Solar, Inc. acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the referenced filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (408) 402-9471 if you have any additional comments or questions regarding our response.

Sincerely yours,

/s/ Margaret Randazzo

Margaret Randazzo
Chief Financial Officer
Akeena Solar, Inc.

cc:  Brian Finnegan, Burr, Pilger & Mayer LLP
       Bradley J. Rock, DLA Piper LLP (US)